ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 16, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Re: Dunkin’ Brands Group, Inc.

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”) and pursuant to Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), we are filing today via EDGAR a registration statement on Form S-1 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, relating to the registration of an aggregate 25,300,000 of shares (the “Shares”) of the Company’s common stock, $.001 par value per share.

On March 16, 2012, the Company wired $90,722, which is payment of the fee required by Section 6(b) of the Securities Act to the account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank in St. Louis, Missouri (Commission Acct. 152307768324). The Company’s CIK number is 0001357204. The Company has designated the wired funds as restricted. The Company certifies that it will not revoke the wire transfer, and that it has sufficient funds in its account to cover the amount of the filing fee.

The Company and J.P. Morgan Securities LLC, Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, representatives of the underwriters (the “Representatives”), desire to commence a public offering of the Shares as soon as practicable. The Company and the Representatives may request acceleration of the effective date of the Registration Statement orally in accordance with Rule 461(a), and they have authorized us to confirm to you that they are aware of their obligations under the Securities Act.

Please direct any questions or comments regarding this filing to Craig E. Marcus at (617) 951-7802 or to me at (617) 951-7063. Thank you for your attention in this matter.

Very truly yours,

/s/ Thomas Fraser

Thomas Fraser

cc:	Craig E. Marcus

Richard Emmett, Esq.